SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF THE 12th DAY OF JUNE, 2013

BETWEEN

QUATERRA RESOURCES INC.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

ii

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 12th day of June, 2013

BETWEEN:

QUATERRA RESOURCES INC., a corporation incorporated under the laws of British Columbia

(the "Corporation")

OF THE FIRST PART

AND:

COMPUTERSHARE INVESTOR SERVICES INC., a corporation existing under the laws of Canada, as rights agent

(the "Rights Agent")

OF THE SECOND PART

WHEREAS the Board of Directors of the Corporation has determined that it is advisable for the Corporation to adopt a shareholder rights plan (the "Rights Plan") to protect the Corporation and its shareholders from unfair, abusive or coercive acquisition tactics;

AND WHEREAS in order to implement the Rights Plan the Board of Directors of the Corporation has authorized the issuance of:

1.	one right (a "Right") in respect of each common share of the Corporation outstanding at the Record Time (as hereinafter defined); and

2.	one Right in respect of each common share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and respective covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

	(i)	the Corporation or any Subsidiary of the Corporation;

	(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of any class as a result of one or any combination of:

(A)

an acquisition or redemption by the Corporation or a Subsidiary of the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares then outstanding (a "Voting Share Reduction");

		(B)	an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid (a "Permitted Bid Acquisition"); or

(C)

an acquisition of Voting Shares in respect of which the Board of Directors has waived the application of section 4.1 pursuant to the provisions of subsection 6.1(a) or 6.1(c) (an "Exempt Acquisition"); or

		(D)	a Pro Rata Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1.0% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition) then, as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

(iii)

for the period of 10 days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on clause 1.1(e)(vii) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that such Person is making or has announced an intention to make a Take-over Bid;

(iv)

an underwriter or member of a banking or selling group acting in such capacity that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a bona fide distribution to the public of securities of the Corporation; or

(v)

a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as of the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1.0% of the number of Voting Shares outstanding as at the Record Time (other than through one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition);

(b)

"Affiliate", when used to indicate a relationship with a specified Person, means a Person who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	"Agreement" means this shareholder rights plan agreement dated as of the 12th day of June, 2013 between the Corporation and the Rights Agent, as amended, modified or supplemented from time to time;

(d)	"Associate" means, when used to indicate a relationship with a specified Person:

(i)

a corporation of which that Person owns, at law or in equity, shares or securities currently convertible into shares carrying more than 10% of the voting rights exercisable with respect to the election of directors under all circumstances or by reason of the occurrence of an event that has occurred and is continuing, or a currently exercisable option or right to purchase such shares or such convertible securities and with whom that Person is acting jointly or in concert;

(ii) a partner of that Person acting on behalf of the partnership of which they are partners;

(iii)

a trust or estate in which that Person has a beneficial interest and with whom that Person is acting jointly or in concert or in which that Person has a beneficial interest of 50% or more or in respect of which that Person serves as a trustee or in a similar capacity provided, however, that a Person shall not be an associate of a trust by reason only of the fact that such Person serves as a trustee or any similar capacity in relation to such trust if such Person is duly licensed to carry on the business of a trust company under applicable laws or if the ordinary business of such Person includes the management of investment funds for unaffiliated investors and such Person acts as a trustee or in a similar capacity in relation to such trust in the ordinary course of such business; and

(iv)

a spouse of that Person, any person of the same or opposite sex with whom that person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(e)	A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i)

any securities as to which such Person or any of such Person's Affiliates or Associates is the direct or indirect owner at law or in equity and for the purposes of this clause 1.1(e)(i), but without limiting the generality of the foregoing, a Person shall be deemed to be an owner at law or in equity of all securities:

		(A)	owned by a partnership of which the Person is a partner;

		(B)	owned by a trust in which the Person has a beneficial interest and which is acting jointly or in concert with that Person or in which the Person has a beneficial interest of 50% or more;

		(C)	owned jointly or in common with others; and

(D)

of which the Person may be deemed to be the beneficial owner (whether or not of record) pursuant to the provisions of the BCABC (B.C.) or the Securities Act (B.C.) or pursuant to Rule 13d- 3 or 13d-5 under the 1934 Exchange Act (or pursuant to any comparable or successor laws, regulations or rules enacted in relation to the provisions of the BCABC (B.C.) or the Securities Act (B.C.) in effect as at the date of this Agreement;

	(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A)

the right to become the owner at law or in equity (whether such right is exercisable immediately or within a period of 75 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities; (y) bona fide pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d-3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d- 3(d)(3)(ii)); and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B)

the right to vote such securities (whether such right is exercisable immediately or within a period of 75 days thereafter and whether or not on condition or the happening of any contingency or otherwise) pursuant to any agreement, arrangement, pledge (other than (x) bona fide pledges of securities in the ordinary course of business that meet all the conditions specified in Rule 13d- 3(d)(3) under the 1934 Exchange Act (except for the condition in Rule 13d- 3(d)(3)(ii)); and (y) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) or understanding (whether or not in writing), or otherwise; and

(iii)

any securities which are Beneficially Owned, directly or indirectly, within the meaning of the foregoing provisions of this subsection 1.1(e) by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities; (y) bona fide pledges of securities in the ordinary course of business that meet all the conditions specified under the 1934 Exchange Act (except for the condition in Rule 13d-3(d)(3)(ii)) and (z) pledge agreements with a registered securities dealer relating to the extension of credit for purchases of securities on margin in the ordinary course of the dealer's business) with respect to or for the purpose of acting jointly or in concert in acquiring, holding, voting or disposing of any Voting Shares of any class;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security where:

(iv)

such security has been deposited or tendered pursuant to any Take-over Bid made by such Person, made by any of such Person's Affiliates or Associates or made by any Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up or paid for, whichever shall occur first;

(v)

such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to and in accordance with the applicable rules and regulations under the BCABC (B.C.) and the Securities Act (B.C.);

(vi)

such Person, any of such Person's Affiliates or Associates or any other Person acting jointly or in concert with such Person has or shares the power to vote or direct the voting of such a security in connection with or in order to participate in a public proxy solicitation made or to be made pursuant to and in accordance with the applicable rules and regulations referred to in clause 1.1(e)(v) above; or

(vii)

such Person, any of such Person's Associates or Affiliates or any other Person acting jointly or in concert with such Person holds or exercises voting or dispositive power over such security, provided that:

(A)

a substantial portion of the ordinary business of such Person (the "Investment Manager") is the management of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the fully managed account of any other Person (a "Client");

(B)

such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for the Estate Account or for such Other Accounts;

(C)

such Person is established by statute for purposes that include, and a substantial portion of the ordinary business or activity of such Person (the "Statutory Body") is, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies, or

(D)

such Person (the "Administrator") is the administrator or trustee of one or more pension funds or plans (a "Plan") registered under applicable laws and holds such security in the ordinary course of such duties;

(viii)	such Person is:

	(A)	a Client of the same Investment Manager as a another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security;

	(B)	an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security; or

	(C)	a Plan with the same Administrator as another Plan; or

(ix)	such Person is:

	(A)	a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B)	an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company; or

(C)	a Plan and such security is owned at law or in equity by the Administrator of the Plan;

(f)	"Board of Directors" means the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors for the Corporation;

(g)	"BCABC" means the Business Corporation Act, S.B.C. 2002, c.57, as amended, and the regulations made thereunder, and any successor laws or regulations thereto;

(h)	"Business Day" means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(i)

"close of business" on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal office in Vancouver, British Columbia of the Rights Agent) are closed to the public in the city in which such transfer agent or Rights Agent has an office for the purposes of this Agreement;

(j)	"Common Shares" means the common shares without par value of the Corporation and any other shares of the Corporation into which such shares may be subdivided, consolidated, reclassified or changed;

(k)	"Competing Permitted Bid" means a Take- over Bid that:

(i) is made after a Permitted Bid has been made and prior to the expiry of the Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in clause (ii) of the definition of a Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on a date that is not earlier than the later of: (A) the 90th day after the date on which the earliest Permitted Bid which preceded the Competing Permitted Bid was made; and (B) 21 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and only if at the date that the Voting Shares are to be taken up more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Competing Permitted Bid and not withdrawn;

(l)	"controlled" a corporation is "controlled" by another Person if:

(i)

securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of the directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(m)	"Disposition Date" has the meaning ascribed thereto in subsection 6.1(c);

(n)	"Dividend Reinvestment Acquisition" means an acquisition of Voting Shares pursuant to a Dividend Reinvestment Plan;

(o)

"Dividend Reinvestment Plan" means any regular dividend reinvestment or other plan of the Corporation made available by the Corporation to holders of its securities where such plan permits the holder to direct that some or all of:

	(i)	dividends paid in respect of shares of any class of the Corporation;

	(ii)	proceeds of redemption of shares of the Corporation;

	(iii)	interest paid on evidences of indebtedness of the Corporation; or

	(iv)	optional cash payments;

be applied to the purchase from the Corporation of Voting Shares;

(p)

"dividends paid in the ordinary course" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

	(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

	(ii)	300% of the arithmetic average of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

	(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(q)	"Exempt Acquisition" has the meaning ascribed thereto in paragraph 1.1(a)(ii)(C);

(r)

"Exercise Price" means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of such Right. Until adjustment thereof in accordance with the terms hereof, the Exercise Price for a Right shall be $100;

(s)	"Expansion Factor" has the meaning ascribed thereto in clause 3.2(a)(x);

(t)	"Expiration Time" means the close of business on the date which is the earlier of:

	(i)	the date of termination of this Agreement pursuant to section 6.15; and

	(ii)	the day on which the first annual general meeting of the Corporation is held following the fifth anniversary of the date of this Agreement;

(u)	"Flip-in Event" means a transaction or event in or pursuant to which any Person shall become an Acquiring Person;

(v)	"Grandfathered Person" has the meaning attributed thereto in clause 1.1(a)(v);

(w)	"Independent Shareholders" means holders of Voting Shares other than:

	(i)	any Acquiring Person;

	(ii)	any Offeror;

	(iii)	any Associate or Affiliate of any Offeror or Acquiring Person;

	(iv)	any Person acting jointly or in concert with any Offeror, Acquiring Person or with any Associate or Affiliate of any Offeror or Acquiring Person; and

(v)

any employee benefit plan, deferred profit-sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-Over Bid;

(x)

"Market Price" per share of any securities on any date of determination means the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event described in section 3.2 shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2 in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)

the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices, for each share of such securities as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii)

if for any reason none of such prices is available on such day or the securities are not listed and posted for trading on any stock exchange in Canada, the last closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices for each share of such securities as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange in the United States on which such securities are listed or admitted to trading;

(iii)

if for any reason none of such prices are available on such day or the securities are not listed and posted for trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the over-the-counter market as reported by the National Association of Securities Dealers, Inc. Automated Quotation System ("NASDAQ") or, if the securities are not quoted on NASDAQ, as reported by the NASDAQ OTC Bulletin Board or The Canadian Dealing Network, or another such system then in use; or

(iv)

if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date the securities are not traded on any exchange or in the over-the-counter market and the price referred to in clause (iv) above is not available, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in the United States, such amount shall be translated to Canadian dollars at the then current exchange rate for the conversion of United States dollars, into Canadian dollars;

(y)

"1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States of America, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(z)	"Offer to Acquire" includes

	(i)	an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

	(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an offer to acquire to the Person that made the offer to sell;

(aa)	"Offeror" means a Person who has announced an intention to make or who has made a Take- over Bid;

(bb)	"Offeror's Securities" means Voting Shares Beneficially Owned by any Offeror on the date of an Offer to Acquire;

(cc)	"Permitted Bid" means a Take-over Bid which is made by means of a take-over bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all outstanding Voting Shares and to all holders of Voting Shares as registered on the books of the Corporation, other than the Offeror;

(ii)

the Take- over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, an irrevocable and unqualified condition that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 90 days following the date of the Take-over Bid and only if at such date more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

the Take- over Bid contains an irrevocable and unqualified provision that, unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take-over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided always that a Permitted Bid shall cease to be a Permitted Bid at the time when such bid ceases to meet any of the provisions of subsection 1.1(cc), and any acquisitions of Voting Shares of any class theretofor made, shall cease to be a Permitted Bid Acquisition;

(dd)	"Permitted Bid Acquisition" has the meaning ascribed thereto in paragraph 1.1(a)(ii)(B);

(ee)

"Person" includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, group, body corporate, corporation, unincorporated organization, syndicate or other entity;

(ff)	"Pro Rata Acquisition" means an acquisition by a Person of Voting Shares pursuant to:

(i) a Dividend Reinvestment Acquisition;

(ii)

a stock dividend, stock split or other event in respect of securities of the Corporation pursuant to which a Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of the securities;

(iii)

the acquisition or the exercise by the Person of only those rights to purchase Voting Shares distributed to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series pursuant to a bona fide rights offering or pursuant to a prospectus; or

(iv)

a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities) made pursuant to a prospectus or by way of private placement, provided such Person does not thereby acquire a greater percentage of Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(gg)	"Record Time" means 4:00 p.m. (Vancouver time) on June 12, 2013;

(hh)	"Right" has the meaning ascribed thereto in the recitals hereto;

(ii)	"Rights Certificate" means the certificates representing the Rights after the Separation Time which shall be in the form attached hereto as Exhibit "A";

(jj)	"Securities Act (B.C)" means the Securities Act, R.S.B.C. 1996, c.418, as amended, and the regulations and rules thereunder, and any successor laws or regulations thereto;

(kk)	"Separation Time" means the close of business on the eighth Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii)

the date of the commencement of, or first public announcement (provided such announcement is made after the Record Time) of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid), or such later date as may be determined by the Board of Directors; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and provided further that if any Take- over Bid referred to in clause (ii) of this subsection 1.1(kk) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this subsection 1.1(kk), never to have been made;

(ll)

"Stock Acquisition Date" means the date of the first public announcement (which, for purposes of this definition, includes, without limitation, the filing of a report pursuant to section 5.2 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids or section 13(d) of the 1934 Exchange Act ) by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(mm)	"Subsidiary" a corporation is deemed to be a subsidiary of another corporation if:

	(i)	it is controlled by:

		(A)	that other; or

		(B)	that other and one or more corporations, each of which is controlled by that other; or

		(C)	two or more corporations, each of which is controlled by that other; or

	(ii)	it is a Subsidiary of a corporation that is that other's Subsidiary;

(nn)

"Take-over Bid" means an Offer to Acquire Voting Shares or other securities of the Corporation where the Voting Shares or other securities subject to the Offer to Acquire, together with Voting Shares Beneficially Owned by the Person making the Offer to Acquire, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(oo)

"Trading Day", when used with respect to any securities, means a day on which the principal Canadian or United States securities exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day; and

(pp)	"Voting Share Reduction" has the meaning ascribed thereto in paragraph 1.1(a)(ii)(A);

(qq)	"Voting Shares" means the Common Shares of the Corporation and any other shares of the Corporation entitled to vote generally in the election of directors.

1.2      Continuation to Another Jurisdiction

            If the Corporation is continued under the laws of another jurisdiction, all references herein to provisions of the BCABC shall be deemed to refer to comparable provisions of the corporate laws of that other jurisdiction to which the Corporation shall then be subject, and the regulations thereunder, and any successor laws or regulations thereto; provided that if there are no comparable provisions under the corporate laws of the other jurisdiction, or the regulations thereunder, or under the successor laws or regulations thereto, such references shall continue to be to the relevant provisions of the BCABC.

1.3      Currency

            All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.4      Descriptive Headings

            Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

1.5      References to Agreement

            References to "this Agreement", "hereto", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement and not to any particular Article, section, subsection, paragraph, subparagraph, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto.

1.6      Number and Gender

            Wherever the context so requires, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.7      Acting in Good Faith

            For the purposes of this Agreement, when any determination or decision is made by the Board of Directors pursuant to this Agreement, the Board of Directors shall exercise its power and discharge its duties honestly and in good faith with a view to the best interests of the Corporation and each director shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

1.8      Holder

            As used in this Agreement, unless the context otherwise requires, the term "holder" when used with reference to Rights, means the registered holder of such Rights or, prior to the Separation Time, the Common Shares with which such Rights are associated.

1.9      Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

            For the purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by a Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B where:

A =	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

            Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares will be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares of the particular class Beneficially Owned by such Person.

1.10    Acting Jointly or in Concert

            For the purpose of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring or Offering to Acquire any Voting Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to an offering of securities and other than bona fide pledges of securities in the ordinary course of business).

ARTICLE 2 - THE RIGHTS

2.1      Legend on Common Share Certificates

            Certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall evidence, in addition to the Common Shares, one Right for each Common Share represented thereby and shall or shall be deemed to have impressed on, printed on, written on or otherwise affixed to them a legend substantially as follows:

Until the Separation Time (defined in the Rights Agreement below), this certificate also evidences the holder's rights described in a Shareholder Rights Plan Agreement dated as of June 12, 2013 (the "Rights Agreement") between Quaterra Resources Inc. (the “Corporation”) and Computershare Investor Services Inc., as the same may from time to time be amended, the terms of which are incorporated herein by reference and a copy of which is on file at the principal office of the Corporation. Under certain circumstances set out in the Rights Agreement, the Rights may be amended or redeemed, may expire, may become void (if, in certain circumstances, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

            Certificates representing Common Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Common Share represented thereby, notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2      Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any of the Chairman of the Board, the President or any Vice-President together with any other of such persons or together with any one of the Secretary, the Treasurer, any Assistant Secretary or Assistant Treasurer, under the corporate seal of the Corporation or otherwise. The signature of any of the officers of the Corporation on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent in writing of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign in a manner satisfactory to the Corporation such Rights Certificates and deliver such Rights Certificates and disclosure statements to the holders of the Rights pursuant to subsection 3.1(c). No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

2.3      Registration, Registration of Transfer and Exchange

(a)

After the Separation Time, the Corporation will cause to be kept a register (the "Rights Registrar") in which, subject to such reasonable regulation as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed the registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection (c) of this section 2.3, the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this section 2.3, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.4      Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall manually countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

	(i)	evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

	(ii)	such security or indemnity as may be required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)

As a condition to the issuance of any new Rights Certificate under this section 2.4, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this section 2.4 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued by the Corporation.

2.5      Persons Deemed Owners of Rights

            Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate), the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name such Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.6      Delivery and Cancellation of Certificates

            All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.6, except as expressly permitted by this Agreement. The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation on request.

2.7      Agreement of Rights Holders

            Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a)	such holder is bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of the Rights held;

(b)	prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the Common Share representing such Right;

(c)	after the Separation Time, the Rights Certificates will be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d)

prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	such holder of Rights has waived his right to receive any fractional Rights or any fractional Common Shares upon exercise of a Right (except as provided herein); and

(f)

subject to the provisions of section 6.5, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with the intent of this Agreement or is otherwise defective, as provided herein; and notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

2.8      Rights Certificate Holder Not Deemed a Shareholder

            No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights, titles, benefits or privileges of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other securities of the Corporation except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by any Rights Certificate shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3 - EXERCISE OF THE RIGHTS

3.1      Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as hereinafter provided, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

	(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to be a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

	(i)	the Rights shall be exercisable; and

	(ii)	the registration and transfer of the Rights shall be separate from and independent of Common Shares.

Promptly following the Separation Time, the Corporation will prepare and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time (other than an Acquiring Person, and in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(iii)

Rights Certificates appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

	(iv)	a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in clauses (iii) and (iv) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Corporation to determine whether any person is holding Common Shares which are Beneficially Owned by another Person, the Corporation may require such first mentioned person to furnish it with such information and documentation as the Corporation considers advisable.

(d)	Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent:

	(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the applicable Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Subject to section 3.2, upon receipt of the Rights Certificate which is accompanied by:

	(i)	a completed Election to Exercise executed in accordance with clause 3.1(d)(ii), which does not indicate that such Right is null and void as provided by subsection 4.1(b); and

	(ii)	payment as set forth in clause 3.1(d)(iii);

the Rights Agent (unless otherwise instructed by the Corporation in the event that the Corporation is of the opinion that the Rights cannot be exercised in accordance with the Agreement) will thereupon promptly:

(iii)

requisition from the transfer agent for the Common Shares, certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(iv)

after receipt of such certificates referred to in clause 3.1(e)(iii), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder; and

	(v)	tender to the Corporation all payments received on exercise of the Rights.

(f)

In case the holder of any Rights exercises less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of subsection 6.4(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates representing such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)

take all such action as may be necessary and within its power to comply with any applicable requirements of the BCABC, the Securities Act (B.C.) and the securities laws or comparable legislation of each of the provinces of Canada and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

	(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the stock exchanges on which the Common Shares were traded prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (for greater certainty, not including any income taxes or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation time, except as permitted by section 6.1, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(h)

If the number of Common Shares which are not issued or reserved for issue is insufficient to permit the exercise in full of the Rights in accordance with this section 3.1, then each Right, when such Right is aggregated with a sufficient number of Rights to acquire a whole number of Common Shares, will entitle the holder thereof, after the Separation Time, to purchase that number of Common Shares at the Exercise Price per Common Share equal to the quotient determined by dividing the difference between the number of authorized Common Shares and the number of Common Shares then issued or allotted or reserved for issuance by the Corporation, by the number of Rights then outstanding.

3.2       Adjustments to Exercise Price; Number of Rights

            The Exercise Price, the number and kind of Common Shares or other securities subject to purchase upon the exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 3.2.

(a)	In the event the Corporation at any time after the Record Time and prior to the Expiration Time:

(i)

declares or pays a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) other than pursuant to any optional stock dividend program,

	(ii)	subdivides or changes the outstanding Common Shares into a greater number of Common Shares,

	(iii)	combines or changes the outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issues any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities) in respect of, in lieu of or in exchange for existing Common Shares, except as otherwise provided in this section 3.2, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(i)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

	(ii)	each Right held prior to such adjustment will become that number of Rights as results from the application of the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it in effect following the payment or effective date of the event referred to in clause 3.2(a)(i), (ii), (iii) or (iv), as the case may be.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in clause 3.2(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this subsection 3.2(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase Common Shares, having a conversion, exchange or exercise price, including the price required to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable security or right) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For the purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to the Dividend Reinvestment Plan or any employee benefit stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in all such cases, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)

If the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for a distribution to all holders of Common Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than a dividend paid in the ordinary course or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding those referred to in subsection 3.2(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

	(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1.0% in the Exercise Price; provided, however, that any adjustments which by reason of this subsection 3.2(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this section 3.2 shall be made to the nearest cent or to the nearest ten-thousandth of a Common Share or other share, as the case may be. Notwithstanding the first sentence of this subsection 3.2(d), any adjustment required by this section 3.2 shall be made no later than the earlier of:

	(i)	three years from the date of the transaction which mandates such adjustment; and

	(ii)	the Expiration Time.

(e)

If the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in clause 3.2(a)(i) or (iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections 3.2(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections 3.2(a), (b) and (c), such adjustments, rather than the adjustments contemplated by subsections 3.2(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority, without the approval of the holders of the Common Shares or the holders of Rights, to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in an Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this section 3.2 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment.

(i)

Notwithstanding anything in this section 3.2 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 3.2, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any:

	(i)	consolidation or subdivision of the Common Shares;

	(ii)	issuance (wholly or for in part cash) of any Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

	(iii)	stock dividends; or

	(iv)	issuance of rights, options or warrants referred to in this section 3.2,

hereafter made by the Corporation to holders of its Common Shares, shall not be taxable to such shareholders.

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made at any time after the Separation Time pursuant to this Section 3.2, the Corporation shall promptly:

(i)	file with the Rights Agent and with the transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights; provided that failure to file such certificate or cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change

3.3      Date on Which Exercise is Effective

            Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares, or other securities, if applicable, represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with subsection 3.1(d) (together with a duly completed Election to Exercise) and payment of the relevant Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the transfer books of the Common Shares are closed, such Person shall be deemed to have become the holder of record of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the transfer books of the Common Shares are open.

ARTICLE 4 - ADJUSTMENTS TO THE RIGHTS IN THE
EVENT OF CERTAIN TRANSACTIONS

4.1      Flip-in Event

(a)

Subject to subsection 4.1(b) and section 6.1, if prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip- in Event equal to twice the Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments provided for in section 3.2 in the event that after such date of consummation or occurrence, any event of a type analogous to any of the events described in section 3.2 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

	(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)

a transferee of Rights, directly or indirectly, from an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) where such transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors has determined is part of a plan, arrangement or scheme of an Acquiring Person (or an Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person), that has the purpose or effect of avoiding clause 4.1(b)(i), shall become null and void without any further action, and any holder of such Rights, including transferees, shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c)

In the event that there shall not be sufficient Common Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 4.1, the Corporation shall take all such action as may be necessary to authorize additional Common Shares for issuance upon the exercise of the Rights.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clauses 4.1(b)(i) or 4.1(b)(ii) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 4.1(b) of the Shareholder Rights Plan Agreement."

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend.

(e)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with provisions of this section 4.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the BCABC (B.C.), the Securities Act (B.C.) and the securities laws or comparable legislation in each of the provinces of Canada in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

ARTICLE 5 - THE RIGHTS AGENT

5.1      General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable subject to the consent of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine subject to the consent of the Rights Agent. The Company will fully indemnify and hold the Rights Agent, its officers, directors and employees and agents harmless from and against any and all actions and suits whether groundless or otherwise and from and against any and all losses, damages, costs, charges, counsel fees, payments, expenses and liabilities arising directly or indirectly out of its agency relationship to the Company, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent except for any liability arising out of the gross negligence or intentional misconduct by the Rights Agent. In the absence of gross negligence or intentional misconduct on its part, the Rights Agent shall not be liable for any action taken, suffered, or omitted by it or for any error of judgement made by it in the performance of its duties under this Agreement. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Company pursuant to this Agreement.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation covenants that it will pay to the Rights Agent from time to time reasonable remuneration for its services hereunder and will pay to or reimburse the Rights Agent upon its request for all reasonable expenses, disbursements and advances made or incurred by the Rights Agent in the administration or execution of the trusts hereby created (including reasonable compensation and disbursements of its legal counsel and all other advisers and assistants not regularly in its employ) both before and after any default hereunder until all of the duties of the Rights Agent hereunder have been fully and finally performed.

5.2      Merger or Amalgamation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto; provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 5.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates has not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

5.3      Duties of Rights Agents

            The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent, at the expense of the Corporation, may retain consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (where such approval may reasonably be obtained and such approval not be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the Corporation’s expense) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be provided or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice-President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder only for its own gross negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)

the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 4.1(b)) or any adjustment required under the provisions of section 3.2 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights, after receipt of the certificate contemplated by section 3.2 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and non- assessable;

(f)

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any Person believed by the Rights Agent to be the Chairman of the Board, the President, any Vice-President or the Secretary or any Assistant Secretary or the Treasurer or any Assistant Treasurer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person; it is understood that instructions to the Rights Agent will, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions will be confirmed in writing as soon as reasonably possible after the giving of such instructions

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

5.4      Change of Rights Agent

            The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to the transfer agent for the Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days' notice in writing, mailed to the Rights Agent and to the transfer agent for the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the Rights Agent (at the Corporation’s expense) or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court shall, be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; following payment of any outstanding fees and expenses owed to it under this agreement the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and the transfer agent for the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this section 5.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 6 - MISCELLANEOUS

6.1      Redemption and Waiver

(a)

The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of section 4.1 to any particular Flip-in Event (which for greater certainty shall not include the circumstances described in subsection 6.1(c)); provided that if the Board of Directors waives the application of section 4.1 to a particular Flip-in Event pursuant to this subsection 6.1(a), the Board of Directors shall be deemed to have waived the application of section 4.1 to any other Flip-in Event which may arise in respect of any Take- Over Bid then in effect or made prior to the public announcement of the completion or termination of the transaction in respect of which the Board of Directors waived the application of section 4.1.

(b)

Subject to the prior consent of the holders of the Voting Shares or the holders of Rights obtained in accordance with subsection 6.5(b) and 6.5(c), as applicable, the Board of Directors acting in good faith may, at its option, at any time prior to the provisions of section 4.1 becoming applicable as a result of the occurrence of a Flip- in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 3.2, if an event of the type analogous to any of the events described in section 3.2 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(c)

The Board of Directors may waive the application of section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this subsection 6.1(c) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and section 4.1 shall apply thereto.

(d)

In the event that prior to the occurrence of a Flip-in Event, a Person acquires, pursuant to a Permitted Bid or a Competing Permitted Bid, not less than 90% of the outstanding Voting Shares other than Voting Shares Beneficially Owned at the date of the Permitted Bid or the Competing Permitted Bid by such Person, then the Board of Directors of the Corporation shall immediately upon the consummation of such acquisition without further formality be deemed to have elected to redeem the Rights at the Redemption Price.

(e)

Where a Take-Over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this subsection 4.1(e), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(f)

If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate, and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)

Within 10 days after the Board of Directors elects or is deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.

6.2      Expiration

            No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in section 5.1.

6.3      Issuance of New Rights Certificates

            Notwithstanding any provision of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

6.4      Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.

(b)	The Corporation shall not be required to issue fractions of Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares.

6.5      Supplements and Amendments

(a)

The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations thereunder. The Corporation may, prior to the date of the shareholders' meeting referred to in section 6.15, supplement or amend this Agreement without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this section 6.5 to the contrary, no such supplement or amendment shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)

Subject to subsection 6.5(a), the Corporation may, with the prior consent of the holders of Voting Shares obtained as set forth below, at any time prior to the Separation Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles of the Corporation.

(c)

The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Date, amend, vary or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 5 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders and representing 50% plus one of the votes cast in respect thereof.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and the BCABC (B.C.) with respect to meetings of shareholders of the Corporation.

(e)

Any amendments made by the Corporation to this Agreement pursuant to subsection 6.5(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulation thereunder shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to subsection 6.5(b), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority referred to in subsection 6.5(c), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)	The Corporation shall give notice in writing to the Rights Agent of any supplement, amendment, deletion, variation or rescission to this Agreement pursuant to Section 6.5 within five Business Days of the date of any such supplement, amendment, deletion, variation or rescission, provided that failure to give such notice, or any defect therein, shall not affect the validity of any such supplement, amendment, deletion, variation or rescission.

6.6      Rights of Action

            Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of any Right, without the consent of the Rights Agent or the holder of any other Right, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder's right to exercise Rights in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

6.7      Declaration as to Non-Canadian Holders

            If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights, or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada, in which such issue or delivery would be unlawful without registration of the relevant persons or securities for such purposes.

6.8      Notices

            Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, addressed (until another address is filed in writing with the Rights Agent) as follows:

Quaterra Resources Inc.
1100, 1199 West Hastings Street
Vancouver, BC
V6E 3T5

Attention: President – Thomas Patton

Fax No.: 604-641-2740

            Notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid, or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, addressed (until another address is filed in writing with the Corporation) as follows:

Computershare Investor Services Inc.
3rd floor, 510 Burrard St.
Vancouver, BC V6C 3B9

Attention: Manager

Fax No.: 604-661-9401

            Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

            Any notice given or made in accordance with this section 6.8 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice to the other given in the manner aforesaid.

6.9      Costs of Enforcement

            The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

6.10    Successors

            All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

6.11    Benefits of this Agreement

            Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

6.12    Governing Law

            This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with such laws.

6.13    Counterparts

            This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

6.14    Severability

            If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

6.15    Effective Date and Shareholder Confirmation

            This Agreement is effective and in full force and effect in accordance with its terms from and after the date hereof. At the first annual meeting of shareholders of the Corporation following the date hereof, the Corporation shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by a majority of votes cast by holders of Voting Shares who vote in respect of the confirmation of this Agreement at such meeting, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on the date of termination of such meeting.

6.16    Rights of Board, Corporation and Offeror

            Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation) with respect to any Take-over bid otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

6.17    Determinations and Actions by the Board of Directors

            The Board of Directors, upon the advice of outside counsel, shall have the exclusive power and authority to administer this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or the Corporation as may be necessary or advisable in the administration of this Agreement. All such actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith, shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

6.18    Successor Corporations

            The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (the "Successor Corporation") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

6.19    Time of the Essence

            Time shall be of the essence in this Agreement.

6.20    Regulatory Approvals

            Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, and without limiting the generality of the foregoing, any necessary approvals of the TSX Venture Exchange and other exchanges will be obtained, such as to the issuance of Common Shares upon the exercise of Rights under subsection 3.1(d). Notwithstanding anything to the contrary in this Agreement, no supplement or amendment to this Agreement or to the terms of the Rights may be made without the prior consent of the TSX Venture Exchange, if necessary.

6.21    Compliance with Money Laundering Legislation

            The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

6.22    Privacy Provision

            The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

40

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

QUATERRA RESOURCES INC.

By: ____________________________ c/s
Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

By: ____________________________ c/s
Authorized Signatory

By: ____________________________
Authorized Signatory

EXHIBIT "A"

[FORM OF RIGHTS CERTIFICATE]

CERTIFICATE NO. _______	_______ RIGHTS

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF QUATERRA RESOURCES INC., ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 4.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES OR ANY TRANSFEREES OF RIGHTS HELD BY THE FOREGOING MAY BECOME VOID.

RIGHTS CERTIFICATE

This certifies that ____________________________________, or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement dated as of the 12th day of June 2013, (the "Rights Agreement") between Quaterra Resources Inc., a corporation incorporated under the laws of British Columbia (the "Corporation") and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada, as rights agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement) to purchase from the Corporation at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement) one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in Vancouver. The Exercise Price shall initially be $100 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate is exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Corporation at a redemption price of $0.0001 per Right.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other shares of the Corporation which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders of the Corporation at any meeting thereof, or to give or withhold consents to any corporate action, or to receive notice of meetings or other actions affecting shareholders of the Corporation (except as provided in the Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it has been manually countersigned by the Rights Agent.

IN WITNESS WHEREOF QUATERRA RESOURCES INC. has caused this Rights Certificate to be signed by its duly authorized officers as of the __ day of , ____.

Date:

QUATERRA RESOURCES INC.
By:
President
By:
Secretary

Countersigned:
COMPUTERSHARE INVESTOR SERVICES INC.
By:
Authorized Signatory

QUATERRA RESOURCES INC.

FORM OF ASSIGNMENT

(To be executed by the registered holder if such
holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED hereby sells, assigns and transfers unto ____________________________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________, as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Date:

Signature Guaranteed:
Signature ____________________________________

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be Signature Guaranteed by a Canadian Schedule I chartered bank or a member of one of the recognized medallion programs – Securities Transfer Agents Medallion Program (STAMP), Stock Exchange Medallion Program (SEMP) or New York Stock Exchange, Inc Medallion Signature Program (MSP).

CERTIFICATE (To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement).

Signature

QUATERRA RESOURCES INC.

FORM OF ELECTION TO EXERCISE

TO: COMPUTERSHARE INVESTOR SERVICES INC.

The undersigned hereby irrevocably elects to exercise _______ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City, Province and Postal Code)

(Social Insurance, Social Security or
other Taxpayer Identification Number)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City, Province and Postal Code)

(Social Insurance, Social Security or
other Taxpayer Identification Number)

Date:

Signature Guaranteed:
Signature ____________________________________

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be Signature Guaranteed by a Canadian Schedule I chartered bank or a member of one of the recognized medallion programs – Securities Transfer Agents Medallion Program (STAMP), Stock Exchange Medallion Program (SEMP) or New York Stock Exchange, Inc Medallion Signature Program (MSP).

CERTIFICATE

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing (as defined in the Rights Agreement).

Signature

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing (as such terms are defined in the Rights Agreement) and accordingly such Rights will be null and void. No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing.